Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, M.P. Menashe, 37804, Israel

Tel:  +972-4-6109217

PROXY STATEMENT
_________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 13, 2014

M.P. Menashe, Israel, January 6, 2014 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting of its shareholders (the “Meeting”) will be held on February 13, 2014 at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Meeting is being called for the following purposes:

(1)
to elect Mr. Avner Naveh, to serve as a director of the Company until the next annual general meeting of shareholders of the Company, and to approve the compensation for his services as a director of the Company;

(2)
to approve a compensation policy for the Company's Office Holders (the “Compensation Policy”), subject to, and in accordance with, the provisions of the Israeli Companies Law 5759 – 1999 (the “Companies Law”); and

(3)
to approve an amendment to the Company's Articles of Association, to provide that certain resolutions of the Board of Directors of the Company (the “Board”) will be adopted by a special majority of the Board if so required by the Compensation Policy.

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of proposal number (2) is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the Compensation Policy; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

The Companies Law allows the Board to approve the Compensation Policy even if the general shareholders meeting had voted against its approval, provided that the Compensation Committee, and thereafter the Board, determines, based on detailed arguments, and after having reconsidered the Compensation Policy, that the approval of the Compensation Policy, despite the objection of the general meeting of the shareholders, is for the benefit of the Company.

Only shareholders of record at the close of business on January 13, 2014 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about January 16, 2014, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about that date.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than January 23, 2014. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P. Menashe, Israel
January 6, 2014